FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2006

NOVAMERICAN STEEL INC.
(Translation of Registrant's Name into English)

6001 Irwin Street Lasalle, Québec H8N 1A1 Canada
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F     X         Form 40-F ____

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes __      No     X

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

Enclosure: Press release dated July 28, 2006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: July 28, 2006	By: /s/ Christopher H. Pickwoad

Christopher H. Pickwoad, CA
Chief Executive Officer &
Executive Vice President